File No. 82-173

02055633



28 October 2002

The Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
WASHINGTON D.C. 20549
UNITED STATES OF AMERICA

Attention: Library 12g 3-2(b)



Dear Sirs

Pursuant to Sub-paragraph (c) of Rule 12g 3-2(b)(1) under the Securities Exchange Act of 1934, as amended, we are furnishing the Commission herewith a copy of the following document:-

Information Release issued by M.I.M. Holdings Limited today.

The above document contains information in the category specified in paragraph (b)(3) of Rule 12g 3-2 which this Company has filed with the Stock Exchanges and which has been made public by such Exchanges.

Yours faithfully

**MARIAN GIBNEY**
**Secretary and General Counsel**



**encl**

dlw 11/4

**M.I.M. Holdings Limited**
ABN 69 009 814 019

*Level 3 West Tower, 410 Ann Street, Brisbane, Queensland, Australia, 4000*
*GPO Box 1433, Brisbane, Queensland, Australia, 4001*
***Telephone** (07) 3833 8000 Facsimile (07) 3832 2426 Website www.mim.com.au*

File No. 82-173

MIM



# Information Release

28 October, 2002

## SALE OF GERMAN ZINC SMELTER

Sudamin Investment GmbH will acquire the German zinc smelting business MHD from the MIM group under an agreement announced today.

The acquisition remains subject to government approvals connected with satisfaction of the purchaser's financing requirements for the continuing business and certain regulatory approvals, and if these are obtained, is expected to be concluded in December.

Sudamin is a subsidiary of Safeguard International Fund L.P., a United States based private equity firm with investments in technology-oriented industrial businesses in Europe and North America.

The MHD business comprises a zinc smelter, lead smelter and zinc refinery at Duisburg. MIM owns a similar business at Avonmouth in the UK.

The new investor group proposes to restructure the Duisburg operation by adding additional secondary processing capacity and various other equipment upgrades to ensure long-term viability of the plant.

MIM Managing Director Mr Vince Gauci said that the two smelters were non-core businesses for MIM which had been pursuing an exit strategy for some time.

Mr Gauci said that the acquisition agreement for MHD represented a considerably better outcome for MIM shareholders than closure.

Under the acquisition agreement for MHD, MIM will pay Euro 30 million (A$53 million) to fund anticipated cash losses from weak zinc prices over the next 18 months and to contribute to the plant's conversion to a total recycling operation.

After write-offs, MIM would book a loss of approximately A$68 million related to the divestment.

Currently, the Duisburg plant draws about half of its feed from secondary (recycled) sources and half in the form of mine concentrates including 70 000 tonnes a year from MIM's McArthur River mine in Australia's Northern Territory. Sudamin has agreed to continue processing McArthur River concentrate at the current rate until the Duisburg plant becomes a total recycling operation. It has also been agreed that the crude lead produced at Duisburg will continue to be supplied to MIM's lead refinery at Northfleet in the UK.

One of MIM's key strategic objectives is to convert the high revenues from its zinc-lead business into profits by reducing transport, smelting and refining costs for its mines and exiting the European zinc smelters. To this end, on-site production of zinc metal at the McArthur River mine using the company's Albion Process technology is under feasibility study.

**M.I.M. Holdings Limited**
ABN 69 009 814 019
*Level 3 West Tower, 410 Ann Street, Brisbane, Queensland, Australia, 4000. GPO Box 1433, Brisbane, Queensland, Australia, 4001*
***Telephone* (61 7) 3833 8000** *Facsimile (61 7) 3832 2426 Website www.mim.com.au*

"Today's announcement represents a satisfactory outcome for MIM and Sudamin," Mr Gauci said. "On completion of the sale, MIM will achieve its objective of exiting a non-core business with a favourable financial outcome. For employees and the Duisburg community, the plant would continue as a long-term viable operation."

**About MIM**

MIM is an Australian-based mining and mineral processing company producing copper, coal, zinc, lead, silver and gold in Australia, UK, Germany and Argentina. The group has around 8,000 employees worldwide and in 2001/2002 generated sales revenue of $3.5 billion.

MIM aims to create shareholder value as an efficient and competitive mining and exploration company.

Safety has the highest priority with employees at MIM, and the company has a strong commitment to environmental management and reporting.

For more information visit our website: www.mim.com.au

**For further information:**

**Media:**
Collin Myers
General Manager Corporate Affairs
Bus: (61 7) 3833 8285
Mobile: 0419 703 145

**Investors:**
Allan Ryan
Principal Adviser Investor Relations
Bus: (61 7) 3833 8295
Mobile: 0419 781 380